EXHIBIT 99.5

CERTIFICATION

I, Michelle Ressler, Chief Financial Officer of The Real Brokerage Inc., certify that:

1.	I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of The Real Brokerage Inc.; and

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: July 15, 2024

By:	/s/ Michelle Ressler
Name:	Michelle Ressler
Title:	Chief Financial Officer